# CROSS LAKE MINERALS LTD.

RECEIVED

TSX: CRN

82-2636

2004 SEP 28 P 1:5

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| | | | |
|---|---|---|---|
| **Date:** | | **Fax:** | 202-942-9624 |
| **To:** | Securities & Exchange Commission | **Pages:** | |
| **Attention:** | | | |
| **From:** | Gordon Keevil | | |
| **Re:** | News Releases | | |

SUPPL

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***STRICTLY CONFIDENTIAL***

***Please deliver to addressee immediately***

Please see the attached.

04045151

PROCESSED

SEP 29 2004

THOMSON
FINANCIAL

9/28

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

# NEWS RELEASE

# CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

September 17, 2004 TSX: CRN

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**16.28% ZINC, 3.31% LEAD OVER 17.40 METRES INTERSECTED AT THE RUDDOCK CREEK PROPERTY, B.C.**

Vancouver, British Columbia – **Cross Lake Minerals Ltd.** (the "Company" or "Cross Lake") is pleased to announce the results from the first four holes of the 2004 diamond drilling program on the Ruddock Creek Property, which is located 100 km north of Revelstoke in the Kamloops and Revelstoke Mining Divisions, British Columbia. The 2004 Ruddock Creek drilling program consisted of a total of 1838.7 meters in 11 holes.

Drill holes RD-04 101, 102, 103 and104 were drilled to further define and extend the E-Zone of mineralization, the most advanced of nine areas of mineralization identified to date on the Ruddock Creek Property. The significant results from these holes are tabulated below:

| Drill Hole | From (metres) | To (metres) | Interval (metres) | Zinc (%) | Lead (%) |
|---|---|---|---|---|---|
| | | | | | |
| RD-04-101 | 86.00 | 101.50 | 15.50 | 10.03 | 2.17 |
| including | 86.00 | 92.07 | 6.07 | 15.91 | 3.56 |
| and | 97.50 | 101.50 | 4.00 | 14.32 | 2.90 |
| | | | | | |
| RD-04-102 | 79.60 | 125.50 | 45.90 | 10.32 | 2.25 |
| including | 79.60 | 83.10 | 3.50 | 13.12 | 2.56 |
| and | 92.60 | 110.00 | 17.40 | 16.28 | 3.31 |
| and | 115.90 | 123.00 | 7.10 | 17.97 | 4.50 |
| | | | | | |
| RD-04-103 | 87.17 | 94.75 | 7.58 | 10.55 | 2.08 |
| and | 103.90 | 105.60 | 1.70 | 15.81 | 3.97 |
| and | 108.40 | 117.79 | 9.39 | 8.72 | 1.71 |
| and | 124.52 | 126.10 | 1.58 | 9.47 | 2.00 |
| | | | | | |
| RD-04-104 | 62.10 | 84.43 | 22.33 | 7.43 | 1.60 |
| including | 62.10 | 65.00 | 2.90 | 12.26 | 2.36 |
| and | 74.10 | 84.43 | 10.33 | 11.37 | 2.51 |

The E-Zone, which has been partially delineated along a length of 200 meters by 34 previous drill holes, is located within a westerly plunging fold. Drill holes 101 and 103 intersected the limbs of the fold and drill holes 102 and 104 intersected the central keel or hinge of the fold, where the mineralization is thicker due to remobilization and deposition during metamorphism. Drill hole 104 is true width while drill holes 101, 102, and 103 are approximately 78% of true width. These drill results continue to illustrate the excellent grade and thickness of the E-Zone, particularly along the central hinge. The E-Zone is at the eastern end of the fold where the massive sulphide mineralization was originally discovered in outcrop. The fold and the associated zone of sulphide mineralization have been traced down the plunge for a length of over 3000 meters. The potential to extend the known mineralization down the plunge of the fold will be tested during future exploration.

Falconbridge Limited located and explored the Ruddock Creek Property from 1960 to 1975 when a joint venture was formed with Cominco Ltd. to continue exploration. Exploration programs to date include 9,317 metres of diamond drilling, aeromagnetic surveys, structural studies and limited surface and borehole geophysical surveys. The mineralization is a "Broken-Hill type" zinc-lead-silver sedimentary exhalative consisting of sphalerite, pyrrhotite, galena, pyrite and chalcopyrite hosted within siliceous calc-silicate and quartzite.

..../Cont'd

Further results from the 2004 drilling program will be released when the Company receives them. Exploration work is being conducted under the supervision of the Company's Qualified Person and Vice President, Exploration Jim Miller-Tait, P.Geo. All drill core samples were analyzed at ACME Analytical Laboratories Ltd. of Vancouver.

The Company has an option to acquire up to a 70% interest in the Property from Doublestar Resources Ltd. ("Doublestar"). Under the terms of the letter agreement with Doublestar, the Company must spend up to $3 million over 4 years and, in addition to the 150,000 shares already issued, issue 250,000 shares within 60 days following the end of the 2004, 2005 and 2006 exploration years, for an aggregate issuance of 750,000 shares, to earn a 60% interest and can elect to increase its interest to 70% by spending a further $1.75 million within 24 months of making such election.

*This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.*

**For further information, please contact:**
**Cross Lake Minerals Ltd.**
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

-or-

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